Exhibit 3.1

AMENDMENT NO. 1

TO THE

BYLAWS

OF

URS CORPORATION

(A DELAWARE CORPORATION)

The Bylaws of URS Corporation are hereby amended, effective February 20, 2014, to amend and restate Article III, Section 5(b)(3) of the Bylaws as follows:

(3) To be timely, the written notice required by Section 5(b)(1) or 5(b)(2) must be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting, except that solely with respect to the 2014 annual meeting of stockholders of the corporation, to be timely (and notwithstanding anything to the contrary contained in this Section 5(b)(3)), the written notice required by Section 5(b)(1) must be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the seventieth (70th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, the written notice required by Section 5(b)(1) or 5(b)(2) must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above.